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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2009

SEC FILE NUMBER
8-42156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEVEN R. JACOBSON, B/D

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 NETHERLAND AVENUE, APT. 520

(No. and Street)

RIVERDALE, NEW YORK   10463

         (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN R. JACOBSON   (718) 884-8060

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant.
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __STEVEN R. JACOBSON__ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__STEVEN R. JACOBSON, B/D__ _____ , as
of _____ DECEMBER 31 ____, 20 08 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

New York. New York
January 21. 2009

_____ Signature

_____PROPRIETOR_____
Title

MARTIN LERNER
Notary Public, State of New York
No. 01LE4600346
Qualified in Westchester County
Commission Expires Nov. 30, 20/0

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN R. JACOBSON, B/D

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

STEVEN R. JACOBSON, B/D

CONTENTS

DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Sole Proprietor of

STEVEN R. JACOBSON, B/D

I have audited the accompanying statement of financial condition of Steven R. Jacobson, B/D as of December 31, 2008, and the related statements of income, changes in capital account and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steven R. Jacobson, B/D as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Steven R. Jacobson, B/D as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2009

STEVEN R. JACOBSON, B/D

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Current assets:

Cash	$ 8,458
Total assets	**$ 8,458**

LIABILITIES AND OWNERSHIP EQUITY

Liabilities:

Accrued expenses payable	. $ 750
Total liabilities	**750**
Capital	**$ 7,708**
Total liabilities and ownership equity	$ 8,458

See notes to financial statements.

2

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

STEVEN R. JACOBSON, B/D

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Interest income		$ 55
Total revenue		**55**

Expenses:

Registration and assessments	150	
Insurance	364	
Professional fees	600	
Total expenses		**1,114**
Net income (loss)		**($1,059)**

See notes to financial statements.

3

STEVEN R. JACOBSON, B/D

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:

Net loss	($1,059)
Net Decrease in cash and cash equivalents	(1,059)
Cash and Cash equivalents – January 1, 2008	9,517
Cash and Cash equivalents – December 31, 2008	$ 8,458

The accompanying notes are an integral part of these financial statements.

4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

STEVEN R. JACOBSON, B/D

STATEMENT OF CHANGES IN CAPITAL ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2008

Capital, January 1, 2008	$ 8,767
Net income (loss)	(1,059)
Capital, December 31, 2008	**$ 7,708**

STATEMENT OF CHANGES IS LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2008	**$ -0-**

See notes to financial statements.

5

STEVEN R. JACOBSON, B/D

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Organization** - Steven R. Jacobson is a broker/dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA) and conducts its business as a sole proprietorship. The Proprietorship is not a taxpaying entity for purposes of federal and state income taxes; however, any income or loss from the proprietorship is reported on the proprietor's individual federal and state tax return.

2. **The following supplementary information is submitted:**

   Computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission:

   The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

   Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i) of the rule.

3. **Net Capital Requirements:**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital amounted to $7,708, which was $2,708 in excess of its required net capital of $5,000. The Company's net capital ratio was .1 to 1 at December 31, 2008. In January 2009 the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $7,708.

6

STEVEN R. JACOBSON, B/D

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Capital		$ 7,708
Less: non-allowable assets		-0-
Net capital		7,708
Greater of:		
Minimum dollar net capital required	$ 5,000	
OR		
Minimum net capital required: (6 2/3% of aggregate indebtedness $750)	$ 50	5,000
Excess net capital		**$ 2,708**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 750
Percentage of aggregate indebtedness to net capital	10%

See notes to financial statements.

7

*No material differences existed at the time of computation.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

STEVEN R. JACOBSON, B/D

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2008

Net capital per company's unaudited X-17A-5
   Part IIA Filing (Focus Report) $ 7,708

  : Audit Adjustments   -0-

Net capital per audited report, December 31, 2008   **$ 7,708**

8

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

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(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Proprietor of

Steven R. Jacobson, B/D

In planning and performing our audit of the financial statements and supplementary schedules of Steven R. Jacobson, B/D (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2009



ARNOLD   GREENE
CERTIFIED PUBLIC ACCOUNTANT